SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,829,834 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,829,834 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,829,834 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 228,528,661 Ordinary Shares (as defined herein) outstanding as of February 26, 2015 as reported in the Final Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 9, 2015.

CUSIP No. G66721 10 4	13D	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,829,834 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,829,834 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,829,834 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 228,528,661 Ordinary Shares outstanding as of February 26, 2015 as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on March 9, 2015.

.

CUSIP No. G66721 10 4	13D	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,829,834 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,829,834 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,829,834 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on a total of 228,528,661 Ordinary Shares outstanding as of February 26, 2015 as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on March 9, 2015.

.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on February 4, 2013, as amended and supplemented by Amendment No. 1 filed on August 16, 2013 and Amendment No. 2 filed on December 9, 2013 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the fourth paragraph of Item 2 of the Original Schedule 13D in its entirety as follows:

“The TPG Funds hold an aggregate of 9,829,834 Ordinary Shares (the “TPG Shares”). Because of the relationship between Group Advisors and each of the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares.”

Item 4.  Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following before the paragraph titled “General”:

“Amendment to Shareholder’s Agreement (November 2014)

On November 19, 2014, certain affiliates of the Apollo Funds (the “Apollo PCI Funds”) each signed a joinder to become a party to the Shareholders Agreement and entered into the Amendment No. 1 to the Shareholders Agreement (the “November 2014 Amendment to the Shareholders Agreement”) with the Issuer, the Apollo Funds, the TPG Funds and the Genting HK Entities. Pursuant to the November 2014 Amendment to the Shareholders Agreement, the Apollo Funds and the Apollo PCI Funds agreed that during the period from November 19, 2014 until January 1, 2016, the Apollo Funds and the Apollo PCI Funds would maintain record ownership of an aggregate number of Ordinary Shares that is at least equal to the number of Ordinary Shares that the Apollo PCI Funds have acquired pursuant to an Agreement and Plan of Merger, dated as of September 2, 2014, among Prestige Cruises International, Inc. (“Prestige”), the Issuer, Portland Merger Sub, Inc. and Apollo Management (the “Base Amount”), and would not sell or otherwise dispose of Ordinary Shares that would reduce the aggregate number of Ordinary Shares held by the Apollo Funds and the Apollo PCI Funds below the Base Amount. The obligation to maintain record ownership of at least the Base Amount of Ordinary Shares is subject to certain exceptions, including in connection with a sale or other transfer of Ordinary Shares that is approved by the Reporting Persons. The Apollo Funds and the Apollo PCI Funds also agreed that the rights of the Apollo Funds and the Apollo PCI Funds under the Shareholders Agreement to nominate members to the board of directors or committees of the boards of the subsidiaries of the Issuer, shall not apply in the case of Prestige or its subsidiaries.

March 2015 Resale Offering

Pursuant to the Shareholders Agreement, on March 4, 2014, the Issuer filed an automatic shelf registration statement on Form S-3 (File No. 333-194311) (the “Shelf Registration Statement”) to register Ordinary Shares for resale by the Shareholders.

On March 5, 2015, the Issuer, the TPG Funds and Star NCLC entered into an underwriting agreement (the “March 2015 Resale Offering Underwriting Agreement”) with UBS Securities LLC (the “March 2015 Resale Offering Underwriter”), pursuant to which, among other things, the TPG Funds agreed to sell, and the March 2015 Resale Offering Underwriter agreed to purchase, 6,250,000 Ordinary Shares at a price of $50.76 per Ordinary Share (the “March 2015 Resale Offering”). The March 2015 Resale Offering was made pursuant to the Shelf Registration Statement.

The March 2015 Resale Offering closed on March 11, 2015.

March 2015 Resale Offering Lock-Up Agreement

In connection with the March 2015 Resale Offering, the TPG Funds agreed pursuant to a lock-up agreement (the “March 2015 Resale Offering Lock-Up Agreement”), subject to certain exceptions, not to, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of the Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period beginning on the date of such Lock-Up Agreement and continuing for 45 days after the date of the March 2015 Resale Offering Underwriting Agreement, except with the prior written consent of the representatives of the underwriters.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the December 2013 Resale Offering Underwriting Agreement, the December 2013 Resale Offering Lock-Up Agreement, the November 2014 Amendment to the Shareholders Agreement, the March 2015 Resale Offering Underwriting Agreement and the March 2015 Resale Offering Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the December 2013 Resale Offering Underwriting Agreement, the December 2013 Resale Offering Lock-Up Agreement, the November 2014 Amendment to the Shareholders Agreement, the March 2015 Resale Offering Underwriting Agreement and the March 2015 Resale Offering Lock-Up Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9 and Exhibit 10, respectively and are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates paragraphs 2 and 3 of Item 5 of the Original Schedule 13D as set forth below:

“(a)–(b) The following disclosure assumes that there are 228,528,661 Ordinary Shares outstanding as of February 26, 2015 as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on March 9, 2015.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 9,829,834 Ordinary Shares of the Issuer, which constitutes approximately 4.3% of the outstanding Ordinary Shares of the Issuer.”

This Amendment amends and restates paragraph 6 of Item 5 of the Original Schedule 13D as set forth below:

“(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares upon the closing of the March 2015 Resale Offering on March 11, 2015.”

Item 7. Material to Be Filed as Exhibits

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2013 (File No. 001-37584)).
3.	Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P. (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 4, 2013).
4.	Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Securities and Exchange Commission on August 7, 2013).
5.	Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC Holdings Ltd. and Genting Hong Kong Limited filed with the Securities and Exchange Commission on August 16, 2013).
6.	Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Securities and Exchange Commission on November 19, 2013).
7.	Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D of Star NCLC Holdings Ltd. and Genting Hong Kong Limited filed with the Securities and Exchange Commission on December 9, 2013).

8.	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 19, 2014, by and among Norweigan Cruise Line Holdings, LTD., Genting Hong Kong Limited (f/k/a Star Cruises Limited), STAR NCLC Holdings LTD., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., PCI INVESTCO I, INC., PCI INVESTCO II, INC., PCI INVESTCO III, INC., PCI INVESTCO IV, INC., AIF VI Euro Holdings, L.P., AAA Guarantor - Co-Invest VII, L.P., and AIF VII Euro Holdings, L.P. and the other shareholders that become a party from time to time (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 19, 2014).
9.	Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Securities and Exchange Commission on March 9, 2015).
10.	Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Underwriting Agreement and UBS Securities LLC (incorporated by reference to Exhibit 12 to Amendment No. 6 to Schedule 13D of Star NCLC Holdings Ltd. and Genting Hong Kong Limited filed with the Securities and Exchange Commission on March 12, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2015

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title
David Bonderman	President
James G. Coulter	Senior Vice President
John E. Viola	Vice President, Treasurer and Director
Ronald Cami	Vice President, Secretary and Director
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
Martin Davidson	Chief Accounting Officer
Clive Bode	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2013 (File No. 001-37584)).
3.	Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P. (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 4, 2013).
4.	Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Securities and Exchange Commission on August 7, 2013).
5.	Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC Holdings Ltd. and Genting Hong Kong Limited filed with the Securities and Exchange Commission on August 16, 2013).
6.	Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Securities and Exchange Commission on November 19, 2013).
7.	Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D of Star NCLC Holdings Ltd. and Genting Hong Kong Limited filed with the Securities and Exchange Commission on December 9, 2013).

8.	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 19, 2014, by and among Norweigan Cruise Line Holdings, LTD., Genting Hong Kong Limited (f/k/a Star Cruises Limited), STAR NCLC Holdings LTD., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., PCI INVESTCO I, INC., PCI INVESTCO II, INC., PCI INVESTCO III, INC., PCI INVESTCO IV, INC., AIF VI Euro Holdings, L.P., AAA Guarantor - Co-Invest VII, L.P., and AIF VII Euro Holdings, L.P. and the other shareholders that become a party from time to time (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 19, 2014).
9.	Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Securities and Exchange Commission on March 9, 2015).
10.	Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Underwriting Agreement and UBS Securities LLC (incorporated by reference to Exhibit 12 to Amendment No. 6 to Schedule 13D of Star NCLC Holdings Ltd. and Genting Hong Kong Limited filed with the Securities and Exchange Commission on March 12, 2015).